EXHIBIT 21

List of Subsidiaries of
j2 Global Communications, Inc.

Name	State or Other Jurisdiction of Incorporation
Electric Mail (International) L.P.	Alberta, Canada
j2 Global Holdings Limited	Ireland
j2 Global Ireland Limited	Ireland
Phone People Holdings Corp.	California